EXHIBIT 99.1

FINANCIAL STATEMENTS
With Report of Independent Registered Public Accounting Firm

GULF COAST EXPRESS PIPELINE LLC

As of December 31, 2019 and 2018 and
For the Year Ended December 31, 2019 and the Period
from October 13, 2017 (Inception) to December 31, 2018

GULF COAST EXPRESS PIPELINE LLC

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Gulf Coast Express Pipeline, LLC.
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Gulf Coast Express Pipeline, LLC (the “Company”) as of December 31, 2019, and the related statements of income, members’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Significant Transactions with Related Parties

As discussed in Note 4 to the financial statements, the Company has entered into significant transactions with related parties.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2020.

Houston, Texas
March 16, 2020

GULF COAST EXPRESS PIPELINE LLC
STATEMENTS OF INCOME
(In Thousands)

	Year Ended December 31,	October 13, 2017 (Inception) to December 31,
	2019	2018 (Unaudited)
Revenues	$132,103	$2,609

Operating Costs and Expenses
Operations and maintenance	1,900	16
Depreciation and amortization	19,272	244
General and administrative	2,194	172
Taxes, other than income taxes	681	—
Total Operating Costs and Expenses	24,047	432

Operating Income	108,056	2,177

Other Income (Expense)
Interest income	1,577	1,508
Other	639	95
Total Other Income	2,216	1,603

Income Before Taxes	110,272	3,780

Income Tax Expense	(275)	—

Net Income	$109,997	$3,780

The accompanying notes are an integral part of these financial statements.

GULF COAST EXPRESS PIPELINE LLC
BALANCE SHEETS
(In Thousands)

	December 31,
	2019	2018 (Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$32,764	$74,194
Accounts receivable - third party	10,674	206
Accounts receivable from affiliates	28,415	1,436
Exchange gas receivable-current	546	—
Other current asset	13	1
Total current assets	72,412	75,837

Property, plant and equipment, net	1,766,129	829,649
Other non-current assets	21	—
Total Assets	$1,838,562	$905,486

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$42,714	$238,887
Accrued taxes, other than income taxes	3,434	19,320
Other current liabilities	1,980	975
Total current liabilities	48,128	259,182

Long-term liabilities and deferred credits
Total long-term liabilities and deferred credits	605	298
Total Liabilities	48,733	259,480

Commitments and contingencies (Note 6)
Members’ Equity	1,789,829	646,006
Total Liabilities and Members’ Equity	$1,838,562	$905,486

The accompanying notes are an integral part of these financial statements.

GULF COAST EXPRESS PIPELINE LLC
STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31,	October 13, 2017 (Inception) to December 31,
	2019	2018 (Unaudited)
Cash Flows From Operating Activities
Net income	$109,997	$3,780
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,272	244
Changes in components of working capital:
Accounts receivable	(37,447)	(1,642)
Accounts payable	868	465
Accrued taxes, other than income	3,457	—
Other current assets and liabilities	447	974
Long-term contract liabilities	286	298
Net Cash Provided by Operating Activities	96,880	4,119

Cash Flows From Investing Activities
Capital expenditures	(1,172,136)	(572,151)
Net Cash Used in Investing Activities	(1,172,136)	(572,151)

Cash Flows From Financing Activities
Contributions from Members	1,135,128	642,226
Distributions to Members	(101,302)	—
Net Cash Provided by Financing Activities	1,033,826	642,226

Net Change in Cash and Cash Equivalents	(41,430)	74,194
Cash and Cash Equivalents, beginning of period	74,194	—
Cash and Cash Equivalents, end of period	$32,764	$74,194

Non-cash Investing Activities
Net increase in property, plant, and equipment accruals		$257,742

The accompanying notes are an integral part of these financial statements.

GULF COAST EXPRESS PIPELINE LLC
STATEMENTS OF MEMBERS’ EQUITY
(In Thousands)

	December 31, 2019	October 13, 2017 (Inception) to December 31, 2018 (Unaudited)
Beginning Balance	$646,006	$—
Net income	109,997	3,780
Contributions	1,135,128	642,226
Distributions	(101,302)	—
Ending Balance	$1,789,829	$646,006

The accompanying notes are an integral part of these financial statements.

GULF COAST EXPRESS PIPELINE LLC
NOTES TO FINANCIAL STATEMENTS
1. General
We are a Delaware limited liability company, formed on October 13, 2017. When we refer to “us,” “we,” “our,” “ours,” “the Company,” or “GCX,” we are describing Gulf Coast Express Pipeline LLC.
The Members' interests in us are as follows:

•	34% - Kinder Morgan Texas Pipeline LLC (KMTP), an indirect subsidiary of Kinder Morgan, Inc. (KMI);

•	25% - DCP GCX Pipeline LLC (DCP), an indirect subsidiary of DCP Midsteam, LP;

•	25% - Targa GCX Pipeline LLC (Targa), an indirect subsidiary of Targa Resources Corp.; and

•	16% - Altus Midstream LP (Altus), a subsidiary of Apache Corporation.
Effective May 28 2019, Altus exercised its option to acquire an additional equity interest in us from KMTP which reduced their ownership interest in us to 34%.
Prior to May 28, 2019, the Members' interests in us were as follows:

•	35% - Kinder Morgan Texas Pipeline LLC (KMTP), an indirect subsidiary of Kinder Morgan, Inc. (KMI);

•	25% - DCP GCX Pipeline LLC (DCP), an indirect subsidiary of DCP Midsteam, LP;

•	25% - Targa GCX Pipeline LLC (Targa), an indirect subsidiary of Targa Resources Corp.; and

•	15% - Altus Midstream LP (Altus), a subsidiary of Apache Corporation.
We were formed to develop, construct, maintain, own and operate the GCX Pipeline. Beginning in Waha Hub near Coyanosa, Texas in the Permian Basin and extending to Agua Dulce, Texas, the 522-mile pipeline is designed to transport approximately 2 billion cubic feet per day of natural gas. The first 9 miles of the Midland Lateral (Phase 1 facilities) were placed in service in August 2018 and the remaining 40 miles was placed in service (Phase 1A facilities) in April 2019. Project was placed in full commercial operations in September 2019.

2. Summary of Significant Accounting Policies
Basis of Presentation
We have prepared our accompanying financial statements in accordance with the accounting principles contained in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification, the single source of United States Generally Accepted Accounting Principles (GAAP) and referred to in this report as the Codification. Amounts as of December 31, 2018 and for the period from October 13, 2017 (Inception) to December 31, 2018 are unaudited. Additionally, certain amounts from the prior year have been reclassified to conform to the current presentation.
Management has evaluated subsequent events through March 16, 2020, the date the financial statements were available to be issued.
Adoption of New Accounting Pronouncement
Effective January 1, 2019, we adopted Accounting Standards Update (ASU) No. 2016-02, “Leases (Topic 842)” and the series of related Accounting Standards Updates that followed (collectively referred to as “Topic 842”). The most significant changes under the new guidance include the clarification of the definition of a lease, the requirement for lessees to recognize a Right-of-Use asset and a lease liability in the balance sheet, and additional quantitative and qualitative disclosures which are designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases.
We elected the practical expedients available to us under ASU No. 2018-11 "Lease: Targeted Improvements," which allows us to apply the transition provision for Topic 842 at our adoption date instead of at the earliest comparative period presented in our financial statements. Therefore, we recognized and measured leases existing at January 1, 2019 but without retrospective application. In addition, we elected the practical expedient permitted under the transition guidance related to land easements which allows us to carry forward our historical accounting treatment for land easements on existing agreements upon adoption. We also elected all other available practical expedients except the hindsight practical expedient.There was no impact to our financial statements as a result of the adoption of Topic 842.
Use of Estimates
Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosures, including as it relates to contingent assets and liabilities at the date of our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.
In addition, we believe that certain accounting policies are of more significance in our financial statement preparation process than others, and set out below are the principal accounting policies we apply in the preparation of our financial statements.
Cash Equivalents
We define cash equivalents as all highly liquid short-term investments with original maturities of three months or less.
Accounts Receivable
We establish provisions for losses on accounts receivable due from customers if we determine that we will not collect all or part of the outstanding balance. We regularly review collectability and establish or adjust our allowance as necessary using the specific identification method. We had no allowance for doubtful accounts as of December 31, 2019 and 2018.
Property, Plant and Equipment, net
Our property, plant and equipment is recorded at its original cost of construction. For constructed assets, we capitalize all construction-related direct labor and material costs, as well as indirect construction costs. The indirect capitalized labor and related costs are an established amount in the Construction Management Agreement (CMA) which represents the estimate of labor and related costs associated with supporting construction projects. We expense costs for routine maintenance and repairs in the period incurred.
We use the composite method to depreciate our property, plant and equipment. Under this method, assets with similar economic characteristics are grouped and depreciated as one asset. When property, plant and equipment is retired, accumulated depreciation and amortization is charged for the original costs of the assets in addition to the costs to remove, sell or dispose of the assets, less salvage value. We do not recognize gains or losses upon normal retirement of assets under the composite depreciation method.
Asset Retirement Obligations (ARO)
We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses. We record, as liabilities, the fair value of ARO on a discounted basis when they are incurred and can be reasonably estimated, which is typically at the time the assets are installed or acquired. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when the asset is taken out of service.
We are required to operate and maintain our assets, and intend to do so as long as supply and demand for such services exists, which we expect for the foreseeable future. Therefore, we believe that we cannot reasonably estimate the ARO for the substantial majority of assets because these assets have indeterminate lives. We continue to evaluate our ARO and future developments could impact the amounts we record. We had no recorded ARO as of December 31, 2019 and 2018.

Asset Impairments
We evaluate our assets for impairment when events or changes in circumstances indicate that the carrying values may not be recovered. These events include changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in market conditions or in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of the carrying value of our long-lived asset based on the long-lived asset's ability to generate future cash flows on an undiscounted basis. If an impairment is indicated, or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of the asset downward, if necessary, to its estimated fair value.
Our fair value estimates are generally based on assumptions market participants would use, including market data obtained through the sales process or an analysis of expected discounted future cash flows. There were no impairments for the year ended December 31, 2019, and for the period from October 13, 2017 (Inception) to December 31, 2018.
Revenue Recognition
Revenue from Contracts with Customers
We account for our revenues in accordance with ASU No. 2014-09, “Revenue from Contracts with Customers” and the series of related accounting standard updates that followed (collectively referred to as “Topic 606”). The unit of account in Topic 606 is a performance obligation, which is a promise in a contract to transfer to a customer either a distinct good or service (or bundle of goods and services) or a series of distinct goods or services provided over a period of time. Topic 606 requires that a contract’s transaction price, which is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, is to be allocated to each performance obligation in the contract based on relative standalone selling prices and recognized as revenue when (point in time) or as (over time) the performance obligation is satisfied.
Our revenues are generated from the transportation of natural gas under firm service customer contracts with take-or-pay elements (principally for capacity reservation) where both the price and quantity are fixed. Generally, for these contracts: (i) our promise is to transfer (or stand ready to transfer) a series of distinct integrated services over a period of time, which is a single performance obligation; (ii) the transaction price includes both fixed and/or variable consideration which is determinable at contract inception and/or at each month end based on our right to invoice at month end for the value of services provided to the customer that month; and (iii) the transaction price is recognized as revenue over the service period specified in the contract as the services are rendered. In these arrangements, the customer is obligated to pay for services associated with its take-or-pay obligation regardless of whether or not the customer chooses to utilize the service in that period. Because we make the service continuously available over the service period, we recognize the take-or-pay amount as revenue ratably over such period based on the passage of time.
The natural gas we receive under our transportation contracts remains under the control of our customers. Under firm service contracts, the customer generally pays a two-part transaction price that includes (i) a fixed fee reserving the right to transport natural gas in our facilities up to contractually specified capacity levels (referred to as “reservation”) and (ii) a fee-based per-unit rate for quantities of natural gas actually transported in excess of contractual quantities. In our firm service contracts we generally promise to provide a single integrated service each day over the life of the contract, which is fundamentally a stand-ready obligation to provide services up to the customer’s reservation capacity prescribed in the contract. Our customers have a take-or-pay payment obligation with respect to the fixed reservation fee component, regardless of the quantities they actually transport. On interruptible service contracts, there is no fixed fee associated with these transportation services because the customer accepts the possibility that service may be interrupted at our discretion in order to serve customers who have firm service contracts. We do not have an obligation to perform under interruptible customer arrangements until we accept and schedule the customer’s request for periodic service. The customer pays a transaction price based on a fee-based per-unit rate for the quantities actually transported.
Refer to Note 5 for further information.
Environmental Matters
We capitalize or expense, as appropriate, environmental expenditures. We capitalize certain environmental expenditures required in obtaining rights-of-way, regulatory approvals or permitting as part of the construction of facilities we use in our business operation. We accrue and expense environmental costs that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We generally do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable.

We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. We also routinely adjust our environmental liabilities to reflect changes in previous estimates.In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us, and potential third-party liability claims we may have against others. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are reasonably determinable.
We are subject to environmental cleanup and enforcement actions from time to time. In particular, Comprehensive Environmental Response, Compensation and Liability Act generally imposes joint and several liability for cleanup and enforcement costs on current and predecessor owners and operators of a site, among others, without regard to fault or the legality of the original conduct, subject to the right of a liable party to establish a “reasonable basis” for apportionment of costs. Our operations are also subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in our operations, and there can be no assurance that we will not incur significant costs and liabilities. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us.
Although it is not possible to predict the ultimate outcomes, we believe that the resolution of environmental matters, and other matters to which we are a party, will not have a material adverse effect on our business, financial position, results of operations or cash flows. We had no accruals for any outstanding environmental matters as of December 31, 2019 and 2018.
Income Taxes
We are a limited liability company that is treated as a partnership for income tax purposes and are not subject to federal or state income taxes. Accordingly, no provision for federal or state income taxes has been recorded in our financial statements. The tax effects of our activities accrue to our Members who report on their individual federal income tax returns their share of revenues and expenses. However, we are subject to Texas margin tax (a revenue based calculation), which is presented as "Income Tax Expense" on our accompanying Statements of Income.

3. Property, Plant and Equipment, net
Our property, plant and equipment, net consisted of the following (in thousands, except for %):

	Annual Depreciation Rates %	December 31,
		2019	2018 (Unaudited)
Transmission facilities	3.33	$1,710,399	$24,139
Intangible plant	3.33	14,848	1,604
Vehicles and shop equipment	10-20	3,104	—
Accumulated depreciation and amortization		(19,517)	(244)
		1,708,834	25,499
Land		283	—
Construction work in progress		57,012	804,150
Property, plant and equipment, net		$1,766,129	$829,649

4. Related Party Transactions
LLC Agreement
Under the terms of the LLC Agreement, KMTP, DCP, Targa and Altus are obligated to make capital contributions to fund the construction of our pipeline.
Affiliate Agreements
As of December 20, 2017, we entered into a CMA and an Operations and Maintenance Agreement (OMA) with KMTP to develop and construct the GCX pipeline and upon completion of each phase facility, to maintain, administer and operate the GCX pipeline. Pursuant to the CMA, we pay KMTP a capital overhead fee payable in monthly installments, which began in February 2018 and will pay until the completion of the construction phases. Pursuant to the OMA, we pay KMTP an annual corporate overhead charge in monthly installments.
Affiliate Balances and Activities
We do not have employees. Employees of KMI provide services to us. In accordance with our governance documents, we reimburse KMI at cost.
The following table summarizes our balance sheet affiliate balances (in thousands):

	December 31,
	2019	2018 (Unaudited)
Accounts receivable	$28,415	$1,436
Exchange gas receivable-current	147	—
Accounts payable	636	4,019
Exchange gas payable (a)	655	—
(a) Included in "Other current liabilities" on our accompanying balance sheets.
The following table shows revenues and costs from our affiliates (in thousands):

	Year Ended December 31,	October 13, 2017 (Inception) to December 31,
	2019	2018 (Unaudited)
Revenues	$95,315	$1,549
Operations and maintenance (a)	705	11
General and administrative (a)	1,754	59
Capitalized costs (a)	27,623	16,347
(a) Includes costs associated with the affiliate agreements described above.

5.  Revenue Recognition
Disaggregation of Revenues
The following table presents our revenues disaggregated by revenue source and type of revenue for each revenue source (in thousands):

	Year Ended December 31,
	2019	2018 (a) (Unaudited)
Revenue from contracts with customers
Services
Firm services	$96,027	$2,603
Fee-based services	35,766	6
Other	310	—
Total revenue from contracts with customers	$132,103	$2,609
(a) We had no revenues during the period from October 13, 2017 (Inception) to December 31, 2017. Revenue began with August 2018 Phase 1 facilities in-service date.
Contract Balances
Contract assets and contract liabilities are the result of timing differences between revenue recognition, billings and cash collections. We did not have any contract assets as of December 31, 2019 and 2018. Our contract liabilities are related to capital improvements paid for in advance by certain customers, which we recognize as revenue on a straight-line basis over the initial term of the related customer contracts.
As of December 31, 2019 and 2018, our contract liabilities balances were $640,000 and $595,000, respectively. Of the contract liability balance at December 31, 2018, $297,000 was recognized as revenue during the year ended December 31, 2019.
Revenue Allocated to Remaining Performance Obligations
The following table presents our estimated revenue allocated to remaining performance obligations for contracted revenue that has not yet been recognized, representing our “contractually committed” revenue as of December 31, 2019 that we will invoice or transfer from contract liabilities and recognize in future periods (in thousands):

Estimated
Year	Revenue

2020	$363,566
2021	362,573
2022	362,573
2023	362,573
2024	363,566
Thereafter	1,720,338
Total	$3,535,189
Our contractually committed revenue, for purposes of the tabular presentation above, is generally limited to service or commodity sale customer contracts which have fixed pricing and fixed volume terms and conditions, generally including contracts with take-or-pay payment obligations. Our contractually committed revenue amounts generally exclude, based on the following practical expedients that we elected to apply, remaining performance obligations for: (i) contracts with variable volume attributes in which such variable consideration is allocated entirely to a wholly unsatisfied performance obligation and (ii) contracts with an original expected duration of one year or less.

Major Customers
For the year ended December 31, 2019, revenues from our three largest affiliated customers and largest non-affiliated customer were approximately $29,546,000, $28,805,000, $17,836,000, and $18,049,000, respectively, each of which exceeded 10% of our operating revenues. For the year ended December 31, 2018, revenues from our largest affiliated customer and largest non-affiliated customer were approximately $1,549,000 and $882,000, respectively, each of which exceeded 10% of our operating revenues.

6. Litigation and Commitments
We are party to various legal, regulatory and other matters arising from the day-to-day operations of our business that may result in claims against the Company. Although no assurance can be given, we believe, based on our experiences to date and taking into account established reserves, that the ultimate resolution of such items will not have a material adverse impact on our business, financial position, results of operations or cash flows. We believe we have meritorious defenses to the matters to which we are a party and intend to vigorously defend the Company. When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such contingencies based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range. We disclose contingencies where an adverse outcome may be material, or in the judgment of management, we conclude the matter should otherwise be disclosed.
Legal Proceeding
Dispute with Pipe Supplier
In January 2018, GCX entered into an agreement with Borusan Mannesmann Boru Sanayi ve Ticaret A.S. (Borusan), a steel pipe producer in Turkey, under which Borusan supplied highly specialized steel pipe for the GCX project. Total pipe costs are approximately $172.5 million. During March 2018, the U.S. government, pursuant to Section 232 of the Trade Expansion Act of 1962 (Section 232), announced a 25% tariff on steel imported from Turkey, including steel pipe. The tariff was later increased to 50%. The amount of the Section 232 tariff applicable to the pipe supplied by Borusan to GCX is $74.3 million. GCX and Borusan each allege the other party is responsible to pay the tariff. During May 2018, GCX made a request to the U.S. Department of Commerce for an exclusion from the Section 232 tariffs. On April 23, 2019, GCX was informed that its request for an exclusion was denied. On June 11, 2019, GCX resubmitted its request for an exclusion from the Section 232 tariff. That request is pending. GCX took possession of the Borusan supplied pipe in February 2019. Thereafter, GCX both exercised its legal right to set off the amount of the disputed tariff from unpaid invoices sent to GCX by Borusan and demanded that Borusan reimburse GCX for the amount of the tariff previously paid by GCX to Borusan. GCX is currently setting off $37.2 million from the amount Borusan claims it is owed and demanding that Borusan return $37.1 million to GCX. On January 28, 2020, GCX filed a lawsuit against Borusan in the U.S. District Court for the Southern District of Texas alleging breach of contract and seeking a judicial declaration of GCX's rights under the parties' agreement.
General
We had no accruals for any outstanding legal proceedings as of December 31, 2019 and 2018.
Commitments
At December 31, 2019, we had capital commitments of approximately $25,210,000, for purchases related to construction work in progress.